UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 21, 2024

HESS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	No. 1-1204	13-4921002
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1185 Avenue of the Americas

New York, New York 10036

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (212) 997-8500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Ticker Symbol	Name of each exchange on which registered
Common Stock, par value $1.00 per share	HES	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously disclosed, on October 22, 2023, Hess Corporation (“Hess”), Chevron Corporation (“Chevron”) and Yankee Merger Sub Inc., a wholly owned subsidiary of Chevron (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things and subject to the terms and conditions therein, Merger Sub will be merged with and into Hess, with Hess surviving the merger as a direct, wholly owned subsidiary of Chevron (such transaction, the “Merger”). Hess filed a definitive proxy statement (the “Proxy Statement”) with the U.S. Securities and Exchange Commission on April 26, 2024 for the solicitation of proxies in connection with the special meeting of Hess’ stockholders, to be held on May 28, 2024, to vote upon, among other things, matters necessary to complete the Merger. Hess commenced mailing of the Proxy Statement to its stockholders on or about April 26, 2024.

Litigation Related to the Merger

As of May 20, 2024, in connection with the Merger Agreement, three lawsuits have been filed challenging the sufficiency of the disclosures made in connection therewith. First, a complaint has been filed in federal court as an individual action, captioned as Globokar v. Hess Corporation, et al., 24-cv-01723 (filed March 6, 2024 in the Southern District of New York). It alleges, among other things, that the preliminary proxy statement filed on February 26, 2024 in connection with the Merger Agreement misrepresents and/or omits certain purportedly material information and seeks, among other things. an injunction enjoining the consummation of the Merger and the other transactions contemplated by the Merger Agreement. Second, a putative class-action complaint has been filed in the Delaware Court of Chancery under the caption Assad v. Hess Corporation, et al., C.A. No. 2024-0468-NAC (filed May 2, 2024). It alleges that the Hess Board of Directors breached its fiduciary duties by failing to disclose purportedly material information in the Proxy Statement filed on April 26, 2024 and seeks, among other things, an injunction enjoining the consummation of the Merger and the other transactions contemplated by the Merger Agreement (including a preliminary injunction against the closing of the transaction) unless and until the allegedly omitted material information is disclosed. Third, a complaint has been filed in the Supreme Court of the State of New York as an individual action, captioned as Garfield v. Checki, et al., C.A. No. 154238/2024 (filed May 7, 2024). It alleges, among other things, that the Hess Board of Directors breached its fiduciary duties in connection with agreeing to the Merger Agreement and in connection with the Proxy Statement filed on April 26, 2024, which the complaint alleges misrepresents and/or omits certain purportedly material information and seeks, among other things, an injunction enjoining the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

In addition to these lawsuits, several purported stockholders of Hess have sent demand letters alleging similar deficiencies regarding the disclosures made in the Proxy Statement.

All of the defendants named in the matters believe that the matters are without merit. However, litigation is inherently uncertain and there can be no assurance regarding the likelihood that the defense of the actions will be successful. Additional lawsuits arising out of the Merger or the Proxy Statement may also be filed in the future. While the defendants believe that the disclosures set forth in the Proxy Statement comply fully with applicable law, to moot plaintiffs’ disclosure claims and to avoid nuisance, potential expense and delay, Hess has determined to voluntarily supplement the Proxy Statement with the below disclosures. Nothing in the below supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein or in the Proxy Statement. To the contrary, all defendants deny all allegations in the matters and that any additional disclosures were or are required in the Proxy Statement.

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS

Hess is supplementing the Proxy Statement with certain additional information set forth below. These disclosures should be read in connection with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. The information contained herein speaks only as of May 20, 2024, unless the information indicates another date applies. For clarity, new text within restated paragraphs from the Proxy Statement is highlighted with bold, underlined text, while deleted text is ~~bold and stricken-through~~.

The disclosure on page 43 of the Proxy Statement is hereby supplemented by amending and restating the fifth paragraph as follows:

On October 1, 2023, Mr. Wirth called Mr. Hess to inform him that Chevron would be sending Hess a transaction proposal letter and to preview the proposal set forth in the letter. Mr. Wirth indicated that the proposal would invite Mr. Hess to join the Chevron Board upon the closing of the potential business combination transaction. During this discussion on October 1, 2023, Messrs. Hess and Wirth also discussed, among other matters, potential timelines for due diligence and negotiation of transaction documentation should Chevron’s transaction proposal provide a basis acceptable to the Hess Board for further discussions between the parties. Also on October 1, 2023, Chevron’s General Counsel sent to Hess’ General Counsel a draft mutual confidentiality agreement to facilitate discussions and the disclosure of information between Chevron and Hess. The parties and their respective outside counsel negotiated, and the parties executed, a mutual confidentiality agreement on October 2, 2023 (which was effective as of October 1, 2023). The confidentiality agreement contained customary standstill restrictions on Chevron with a customary “fall-away” provision that rendered the standstill inapplicable following Hess’ entry into a definitive agreement relating to, among other things, a merger or other business combination transaction with a third-party.

The disclosure on page 44 of the Proxy Statement is hereby supplemented by amending and restating the third full paragraph as follows:

On October 6, 2023, the Hess Board met with members of Hess management and representatives of Goldman Sachs, Hess’ financial advisor, and Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), Hess’ legal advisor, in attendance. At the meeting, Mr. Hess provided the Hess Board with an overview of the October 2 Letter from Chevron (including the fact that the October 2 Letter invited Mr. Hess to join the Chevron Board upon the closing of the potential business combination transaction), communications with Chevron to date and his perspectives on the merits and risks of a potential business combination transaction with Chevron as compared to Hess continuing as a stand-alone company. Members of Hess management reviewed a potential transaction timeline provided by Chevron, which indicated a targeted transaction announcement date of on or about October 23, 2023. Mr. Hess also emphasized that maintaining confidentiality around the potential business combination transaction was critical for both Hess and Chevron to be able to arrive at a mutually acceptable deal. Representatives of Goldman Sachs provided the Hess Board with a preliminary review, based on publicly available information, of the financial aspects of the proposal from Chevron described in the October 2 Letter, including, among other things, the exchange ratio and valuation multiples over time of Hess and Chevron, the recent share price performance of Hess and Chevron and the premium and ownership in Chevron implied by the exchange ratio proposed by Chevron. Representatives of Wachtell Lipton discussed the Hess Board’s fiduciary duties in the context of the potential business combination transaction, as well as certain other legal considerations. The Hess Board discussed with members of Hess management and representatives of Goldman Sachs the merits and risks of an all-stock business combination transaction with Chevron, in which Hess stockholders would become stockholders of Chevron. Among other things, it was noted that Chevron offered a more diversified portfolio of assets, stronger balance sheet and faster cash return profile to Hess’ stockholders than could reasonably be anticipated on a standalone basis. The Hess Board also discussed with management and representatives of Goldman Sachs and Wachtell Lipton considerations relating to contacting other potential transaction counterparties and preliminarily determined that any such outreach was subject to risks, particularly in terms of confidentiality and the possibility of losing the opportunity to transact with Chevron on attractive terms, that would likely outweigh any potential benefits. The Hess Board authorized management to continue negotiations with Chevron on the basis of at least a one-for-one exchange ratio.

The disclosure on page 45 of the Proxy Statement is hereby supplemented by amending and restating the seventh full paragraph as follows:

On October 17, 2023, Messrs. Hess and Wirth spoke on a call in which, among other things, Mr. Hess proposed an increase to the one-for-one exchange ratio, noting that recent trading price movements in Hess and Chevron stock had reduced the implied deal premium from the time of the October 2 Letter. The one-for-one exchange ratio represented an approximately 2.2% premium to the closing price of Hess common stock as of October 17, 2023, the last completed trading day immediately preceding the discussion between Messrs. Wirth and Hess on October 17, 2023. Mr. Wirth indicated that Chevron was open to considering an increase in the exchange ratio, but suggested that the discussion be tabled until after the close of trading on October 20, 2023, the final trading day prior to the potential signing of the merger agreement. At the suggestion of Messrs. Hess and Wirth, respectively, in the days that followed and up until the signing of the merger agreement on October 22, 2023, representatives of Goldman Sachs and Morgan Stanley discussed their respective points of view on the exchange ratio and the implied premium as a result of the narrowing gap between the stock prices of Hess and Chevron. In this conversation, among other things, the representatives of Goldman Sachs conveyed Hess’ view that the narrowing gap between the trading prices of Hess and Chevron merited an increase in the exchange ratio.

The disclosure on page 46 of the Proxy Statement is hereby supplemented by amending and restating the fifth full paragraph as follows:

Also on October 20, 2023, Hess executed an engagement letter pursuant to which it formally retained Goldman Sachs as its lead financial advisor in connection with a potential business combination transaction with Chevron. On the same day, Hess formally engaged J.P. Morgan Securities LLC (“JPM”) to provide supplementary financial advisory services to Hess in connection with the evaluation and negotiation of the financial aspects of the potential business combination transaction with Chevron. The engagement does not require JPM to provide a fairness opinion regarding the exchange ratio for the merger with Chevron.

The disclosure on page 46 of the Proxy Statement is hereby supplemented by inserting the following paragraph after the fifth full paragraph:

In addition to certain fees that are payable to JPM contingent upon completion of the merger, Hess has agreed to reimburse JPM for its reasonable and documented out-of-pocket costs, including fees and expenses of outside counsel, and to indemnify JPM and related parties against certain liabilities arising out of JPM’s engagement. In the two-year period ended October 22, 2023, JPM and its affiliates provided investment banking and other commercial services to Hess and its subsidiaries (including Hess Midstream LP) for which JPM and/or its affiliates recognized aggregate fees of approximately $7.6 million for such investment banking and other commercial services. In addition, JPM’s commercial banking affiliate is the administrative agent and a lender under Hess’ revolving credit facility and Hess Midstream LP’s revolving credit facility and term loan facility.

The disclosure on page 59 of the Proxy Statement is hereby supplemented by amending and restating the first full paragraph set forth under “Illustrative Discounted Cash Flow Analysis” as follows:

Using the Hess projections and the Hess tax attributes forecast, Goldman Sachs performed an illustrative discounted cash flow analysis on Hess to derive a range of illustrative equity values per share of Hess common stock. Using the mid-year convention for discounting cash flows and discount rates ranging from 8.5% to 10.5%, reflecting estimates of Hess’ weighted average cost of capital, Goldman Sachs discounted to present value as of June 30, 2023 (i) estimates of E&P unlevered free cash flow for Hess for the period from July 1, 2023 to December 31, 2028, as reflected in the Hess projections and (ii) a range of illustrative terminal values for Hess, which were calculated by applying a range of earnings before interest, taxes, depletion, depreciation, amortization and exploration (“EBITDAX”) multiples ranging from 6.0x to 7.0x, to an estimate of adjusted EBITDAX to be generated by Hess in calendar year 2028, as reflected in the Hess projections (which analysis implied perpetuity growth rates ranging from 2.4% to 5.1%). The range of EBITDAX multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account historical trading multiples of Hess, Chevron and certain publicly traded companies, as described below in the section captioned “Selected Publicly Traded Companies Trading Multiples”. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model (“CAPM”), which requires certain company-specific inputs, including Hess’ target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Hess, as well as certain financial metrics for the United States financial markets generally.

The disclosure on page 60 of the Proxy Statement is hereby supplemented by amending and restating the first full paragraph as follows:

Goldman Sachs derived a range of illustrative enterprise values for Hess by adding the ranges of present values it derived above. Goldman Sachs then calculated ~~the present value~~ $473 million to $574 million as the range of present values, as of June 30, 2023, of the estimated cash tax savings resulting from Hess’ net operating losses (“NOLs”) for the period from July 1, 2023 to December 31, 2043 as reflected in the Hess tax attributes forecast, using the mid-year convention for discounting cash flows and discount rates ranging from 8.5% to 10.5%, reflecting estimates of Hess’ weighted average cost of capital. Goldman Sachs then added the ~~present value~~ range of present values of the estimated cash tax savings resulting from Hess’ NOLs to the range of illustrative enterprise values it derived for Hess. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Hess the amount of Hess’ net debt (including amounts attributable to pension liability, other post-employment benefits and asset retirement obligations) of approximately $4.91 billion as of June 30, 2023, as provided by the management of Hess and approved for Goldman Sachs’ use by Hess, to derive a range of illustrative equity values for Hess. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Hess common stock, as of June 30, 2023, ranging from approximately 308.3 million to approximately 308.5 million, calculated using information provided by the management of Hess and approved for Goldman Sachs’ use by Hess, using the treasury stock method, to derive a range of illustrative equity values per share of Hess common stock, rounded to the nearest dollar, of $135 to $172.

The disclosure on page 60 of the Proxy Statement is hereby supplemented by amending and restating the third full paragraph as follows:

Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding shares of Hess common stock of approximately 302.3 million and approximately 298.6 million for each of the calendar years 2025 and 2026, respectively, calculated using information provided by the management of Hess and approved for Goldman Sachs’ use by Hess, to derive a range of implied future values per share of Hess common stock (excluding dividends). Goldman Sachs then added the cumulative dividends per Hess common stock expected to be paid to holders of Hess common stock through the end of each of calendar years 2025 and 2026, using the Hess projections, to derive a range of implied future values per Hess common stock (including dividends). By applying an illustrative discount rate of 10.1%, reflecting an estimate of Hess’ cost of equity, and, for the dividends only, using a mid-year convention, Goldman Sachs discounted to present value as of June 30, 2023 both the theoretical future values per share it derived for Hess and the estimated dividends to be paid per share of Hess common stock. Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for Hess, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied equity values per share of Hess common stock, rounded to the nearest dollar, of $129 to $171.

The disclosure on page 61 of the Proxy Statement is hereby supplemented by amending and restating the first full paragraph as follows:

Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia paid in ~~certain~~ all stock-only or cash-and-stock acquisition transactions ~~listed below~~ announced since December 31, 2019 involving U.S. publicly traded target companies in the oil and gas exploration and production industry with a transaction value of greater than $3 billion. With respect to each of these transactions, Goldman Sachs calculated the implied premium of the price paid in the transaction relative to the VWAP of the target company’s shares over the 20-trading-day period (the “20-Day VWAP”) ended as of the date of the last undisturbed closing price prior to the announcement of the transaction. The following table presents the results of this analysis:

The disclosure on page 67 of the Proxy Statement is hereby supplemented by amending and restating the table set forth under “Prospective Financial and Operating Information” as follows:

	2023E	2024E	2025E	2026E	2027E	2028E
Net Production (Mboe/d)	389	486	536	590	627	655
Consolidated Cash Flow from Operating Activities	$3,923	$6,481	$6,938	$8,237	$9,493	$9,798
E&P Adjusted EBITDAX(1)	$5,065	$7,953	$7,880	$8,895	$9,651	$10,446
E&P Capital Expenditures	$3,917	$3,885	$4,697	$5,426	$5,552	$5,320
E&P Unlevered Free Cash Flow (2)	$253	$2,432	$1,940	$2,262	$3,203	$3,744

(1)

For purposes of the unaudited forecasted financial information presented above, E&P Adjusted EBITDAX is defined as net income (loss) attributable to Hess adjusted for net income (loss) attributable to noncontrolling interests; provision (benefit) for income taxes; impairment and other; depreciation, depletion and amortization; interest expense; exploration expenses, including dry holes and lease impairment; (gains) losses on asset sales, net; noncash (gains) losses on commodity derivatives, net; and stock compensation expense, less items affecting comparability of EBITDAX between periods, less Midstream EBITDA (which is defined as Hess’ Midstream segment results of operations before income taxes, plus interest expense and depreciation, depletion and amortization), plus distributions from Hess Midstream LP to Hess. E&P Adjusted EBITDAX is a non-GAAP financial measure as it excludes amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP.

(2)

E&P Unlevered Free Cash Flow is defined as E&P Adjusted EBITDAX, less exploration expenses, less depreciation, depletion and amortization, less cash taxes, plus non-cash charges (excluding stock based compensation), plus change in working capital, less partner’s share of capital leases, less E&P capital expenditures plus capitalized interest. E&P Unlevered Free Cash Flow is a non-GAAP financial measure as it excludes amounts included in cash provided by operating activities, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as a substitute for other measures prepared in accordance with GAAP.

The disclosure on page 71 of the Proxy Statement is hereby supplemented by amending and restating the third full paragraph as follows:

Pursuant to the merger agreement, Mr. Hess will be appointed as a member of the Chevron Board as of the effective time of the merger. Mr. Hess is expected to be entitled to the compensation that is customarily provided by Chevron to its non-employee directors, as described in Annex E, in the section therein titled “director compensation”.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements and other forward-looking statements in this document by words such as “expects,” “focus,” “intends,” “anticipates,” “plans,” “targets,” “poised,” “advances,” “drives,” “aims,” “forecasts,” “believes,” “approaches,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “progress,” “may,” “can,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “commits,” “on track,” “objectives,” “goals,” “projects,” “strategies,” “opportunities,” “potential,” “ambitions,” “aspires” and similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the potential transaction, including the expected time period to consummate the potential transaction, and the anticipated benefits (including synergies) of the potential transaction. All such forward-looking statements are based upon current plans, estimates, expectations, and ambitions that are subject to risks, uncertainties, and assumptions, many of which are beyond the control of Chevron and Hess, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by Chevron and Hess; potential delays in consummating the potential transaction, including as a result of regulatory proceedings or the ongoing arbitration proceedings regarding preemptive rights in the Stabroek Block joint operating agreement; risks that such ongoing arbitration is not satisfactorily resolved and the potential transaction fails to be consummated; Chevron’s ability to integrate Hess’ operations in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks that the anticipated tax treatment of the potential transaction is not obtained; unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; potential litigation relating to the potential transaction that could be instituted against Chevron and Hess or their respective directors; the possibility that the potential transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency or completion of the potential transaction on the parties’ business relationships and business generally; risks that the potential transaction disrupts current plans and operations of Chevron or Hess and potential difficulties in Hess employee retention as a result of the potential transaction, as well as the risk of disruption of Chevron’s or Hess’ management and business disruption during the pendency of, or following, the potential transaction; changes to the company’s capital allocation strategies; uncertainties as to whether the potential transaction will be consummated on the anticipated timing or at all, or if consummated, will achieve its anticipated economic benefits, including as a result of risks associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the potential transaction and that are not waived or otherwise satisfactorily resolved; changes in commodity prices; negative effects of the announcement of the potential transaction, and the pendency or completion of the proposed acquisition on the market price of Chevron’s or Hess’ common stock and/or operating results; rating agency actions and Chevron’s and Hess’ ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Hess’ control; legislative, regulatory and economic developments targeting public companies in the oil and gas industry; and the risks described in (i) Part I, Item 1A “Risk Factors” of (a) Chevron’s Annual Report on Form 10-K for the year ended December 31, 2023 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 and (b) Hess’ Annual Report on Form 10-K for the year ended December 31, 2023 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024, (ii) Hess’ definitive proxy statement in connection with the potential transaction, and (iii) other filings of Chevron and Hess with the U.S. Securities and Exchange Commission (“SEC”). Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Chevron nor Hess assumes an obligation to update any forward-looking statements, except as required by law. You are cautioned not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes. These forward-looking statements speak only as of the date hereof.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any sauch jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the potential transaction, Chevron filed a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Hess. The registration statement was declared effective on April 26, 2024. Chevron filed a prospectus on April 26, 2024, and Hess filed a definitive proxy statement on April 26, 2024. Hess commenced mailing of the definitive proxy statement/prospectus to stockholders of Hess on or about April 26, 2024. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Hess may file with the SEC and send to Hess’ stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND HESS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Chevron or Hess through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors. Copies of the documents filed with the SEC by Hess will be available free of charge on Hess’ website at http://www.hess.com/investors.

PARTICIPANTS IN THE SOLICITATION

Chevron, Hess, their respective directors and certain of their respective executive officers may be deemed to be “participants” (as defined under Section 14(a) of the Securities Exchange Act of 1934) in the solicitation of proxies from shareholders of Hess with respect to the potential transaction. Information about the identity of Chevron’s (i) directors is set forth in the section entitled “director summary” on page 9 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 10, 2024 (and available at
https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000119312524091327/d557504ddef14a.htm#toc557504_6a) and (ii) executive officers is set forth in the section entitled “Information about our Executive Officers at February 26, 2024” on page 31 of Chevron’s Annual Report on Form 10-K filed with the SEC on February 26, 2024 (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000009341024000013/cvx-20231231.htm#ib7903ee4cd7540d8ab5b70d4bf454edd_178). Information about the compensation of Chevron’s non-employee directors is set forth in the section entitled “2023 non-employee director compensation” starting on page 25 of Chevron’s proxy statement on Schedule 14A filed on April 10, 2024 (and available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000119312524091327/d557504ddef14a.htm#toc557504_10). Information about the compensation of Chevron’s named executive officers is set forth in the section entitled “compensation discussion and analysis” starting on page 49 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 10, 2024 (and available at
https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000119312524091327/d557504ddef14a.htm#toc557504_35) and the Current Report on Form 8-K filed with the SEC on February 2, 2024 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/93410/000009341024000007/cvx-20240130.htm). Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the Securities Act of 1933) are disclosed in the section entitled “related person transactions” on page 105 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 10, 2024 (and available at
https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000119312524091327/d557504ddef14a.htm#toc557504_50). Information about the beneficial ownership of Chevron securities by Chevron’s directors and named executive officers is set forth in the section entitled “security ownership of certain beneficial owners and management” starting on page 102 of Chevron’s proxy statement on Schedule 14A filed with the SEC on April 10, 2024 (and available at
https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/93410/000119312524091327/d557504ddef14a.htm#toc557504_47).

Information about the identity of Hess’ (i) directors is set forth in the section entitled “Director Nominees” on page v of Hess’ proxy statement on Schedule 14A filed with the SEC on April 5, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312524088446/d520445ddef14a.htm#toc520445_11) and

(ii) executive officers is set forth in the section entitled “Information about our Executive Officers” on page 18 of Hess’ Annual Report on Form 10-K filed with the SEC on February 26, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000162828024006845/hes-20231231.htm#ia1d039205cfa47fd9abb4a2a0a824bd0_22). Information about the compensation of Hess’ non-employee directors is set forth in the section entitled “Director Compensation” on page 20 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 5, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312524088446/d520445ddef14a.htm#toc520445_32). Information about the compensation of Hess’ named executive officers is set forth in the section entitled “Compensation Discussion and Analysis” starting on page 21 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 5, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312524088446/d520445ddef14a.htm#toc520445_34) and the Current Report on Form 8-K filed with the SEC on March 8, 2024 (and available at: https://www.sec.gov/Archives/edgar/data/4447/000119312524063665/d741455d8k.htm). Transactions with related persons (as defined in Item 404 of Regulation S-K promulgated under the Securities Act of 1933) are disclosed in the section entitled “Related Party Transactions” on page 9 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 5, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312524088446/d520445ddef14a.htm#toc520445_25).

Additional information about Hess’ directors and executive officers with respect to the proposed transaction is available in Hess’ definitive proxy statement for the transaction, including under the sections entitled “The Merger—Hess Board’s Recommendations and Its Reasons for the Merger,” “The Merger—Interests of Directors and Executive Officers,” “The Merger—Director and Officer Indemnification,” “The Merger Agreement—Merger Consideration—Treatment of Hess Equity Awards,” “Special Meeting—Voting by Hess’ Directors and Executive Officers,” and “Non-Binding, Advisory Vote on Merger-Related Compensation for Hess’ Named Executive Officers.”

Information about the beneficial ownership of Hess securities by Hess’ directors and named executive officers is set forth in the section entitled “Ownership of Equity Securities by Management” on page 19 of Hess’ proxy statement on Schedule 14A filed with the SEC on April 5, 2024 (and available at https://www.sec.gov/Archives/edgar/data/4447/000119312524088446/d520445ddef14a.htm#toc520445_31) and the section entitled “The Merger—Share Ownership of Directors, Executive Officers and Certain Beneficial Owners of Hess” on page 75 of Hess’ definitive proxy statement. To the extent that Hess’ directors and executive officers and their respective affiliates have acquired or disposed of security holdings since the applicable “as of” date disclosed in the definitive proxy statement for the transaction, such transactions have been or will be reflected on Statements of Change in Ownership on Form 4, Initial Statements of Beneficial ownership on Form 3, or amendments to beneficial ownership reports on Schedules 13G filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HESS CORPORATION

May 21, 2024	/s/ Timothy B. Goodell
Timothy B. Goodell
Executive Vice President, General Counsel and Corporate Secretary